File No. 83-1

Regulation IA

Rule 2 (a)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

PERIODIC REPORT

The following information is filed in accordance with Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2025

INTER-AMERICAN DEVELOPMENT BANK (the “Bank”)

Washington, D.C. 20577

(1)	Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank’s ordinary capital. There were no purchases by the Bank of its primary obligations.

(2)	Copies of the Bank’s regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2025, of the Bank’s ordinary capital.

(3)

Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank

of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
USD	20,000,000	Zero Coupon Multi-Callable	100.00	6-Oct-2025	6-Oct-2045
GBP	50,000,000	4.00	99.327	7-Oct-2025	17-Dec-2029
GBP	50,000,000	4.00	99.40	9-Oct-2025	17-Dec-2029
USD	55,000,000	4.90 Multi-Callable	100.00	9-Oct-2025	9-Oct-2040
INR	2,000,000,000	7.35	103.84899935	16-Oct-2025	6-Oct-2030
USD	100,000,000	3.802	100.00	12-Nov-2025	12-Nov-2030

Annex B

INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL

December 31, 2025

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INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL

Monthly Financial Statements

BALANCE SHEETS

(Expressed in millions of United States dollars)

	December 31 2025		December 31, 2024
	(unaudited)		(unaudited)
ASSETS
Cash and investments
Cash	$778		$836
Investments - Trading	36,859	$37,637	34,826	$35,662
Securities purchased under resale agreements		500		—
Developmental assets
Loans outstanding	117,747		115,812
Allowance for credit losses	(878)		(784)
Deferred loan origination fees and costs, net	83	116,952	78	115,106

Debt securities
Measured at fair value	38		113
Measured at amortized cost	456		519
Allowance for credit losses	(27)	467	(19)	613

Derivative assets, net		1,486		350
Accrued interest and other charges
On loans	1,267		1,305
On others	6	1,273	9	1,314

Assets under retirement benefit plans		1,173		897
Other assets		1,473		1,426

Total assets		$160,961		$155,368

LIABILITIES AND EQUITY
Liabilities
Borrowings
Short-term	$1,594		$3,314
Medium- and long-term:
Measured at fair value	87,804		81,891
Measured at amortized cost	27,718	$117,116	26,731	$111,936

Derivative liabilities, net		463		1,347
Payable for investment securities purchased		116		155
Due to IDB Grant Facility		101		136
Accrued interest on borrowings at amortized cost		185		210
Undisbursed strategic development programs		279		251
Other liabilities		1,046		943

Total liabilities		119,306		114,978
Equity
Capital stock
Subscribed (14,170,108 shares)	170,940		170,940
Less callable portion	(164,901)		(164,901)
Additional paid-in capital	5,815		5,815

	11,854		11,854
Receivable from members	(812)		(830)
Retained earnings	29,371		27,730
Accumulated other comprehensive income	1,242	41,655	1,636	40,390

Total liabilities and equity		$160,961		$155,368

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INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL

Monthly Financial Statements

STATEMENTS OF INCOME AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Interest Revenue
Interest on developmental assets, after swaps	$1,323	$1,532	$5,807	$6,583
Interest on investments	457	490	1,841	2,005
Interest on other asset/liability management derivatives	(28)	(60)	(147)	(327)

	1,752	1,962	7,501	8,261
Borrowing Expenses
Interest on borrowings, after swaps	(1,358)	(1,492)	(5,590)	(6,342)
Other borrowing costs	(1)	(1)	(17)	(17)

	(1,359)	(1,493)	(5,607)	(6,359)
Interest revenue, net of borrowing expenses	393	469	1,894	1,902
Net investments gains (losses)	24	(17)	65	6
(Provision) credit for developmental assets credit losses	(27)	(36)	(111)	(7)
Non-interest revenue
Other loan income	25	30	114	115
Other income	14	8	99	62

	39	38	213	177
Non-interest expense
Administrative expenses	(287)	(275)	(942)	(913)
Strategic development programs	(56)	(61)	(152)	(157)

	(343)	(336)	(1,094)	(1,070)
Operating Income (loss)	86	118	967	1,008
Net fair value adjustments on non-trading portfolios and foreign currency transactions	209	187	617	281
Other components of net pension benefit credit (cost)	55	41	221	166
Board of Governors approved transfers	—	—	(164)	(159)

Net income (loss)	350	346	1,641	1,296
Retained earnings, beginning of period	29,021	27,384	27,730	26,577
Distributions on behalf of shareholders	—	—	—	(143)

Retained earnings, end of period	$29,371	$27,730	$29,371	$27,730

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INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL

Monthly Financial Statements

STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in millions of United States dollars)

	Three months ended		Year ended
	December 31		December 31
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Net income (loss)	$350	$346	$1,641	$1,296
Other comprehensive income (loss)
Reclassification to income - amortization of net actuarial losses and prior service credit on retirement benefits plans	(13)	(4)	(61)	(17)
Recognition of changes in assets/liabilities under retirement benefits plans	128	563	126	563
Net fair value adjustments on borrowings attributable to changes in instrument-specific credit risk	(194)	(68)	(459)	(138)

Total other comprehensive income (loss)	(79)	491	(394)	408

Comprehensive income (loss)	$271	$837	$1,247	$1,704

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INTER-AMERICAN DEVELOPMENT BANK

ORDINARY CAPITAL

Monthly Financial Statements

Statements of Cash Flows

(Expressed in millions of United States dollars)

	As of December 31
	2025	2024
	(unaudited)	(unaudited)
Cash flows from developmental and investing activities
Developmental activities:
Loan disbursements	$(10,955)	$(9,004)
Loan collections	10,440	7,602
Collection of debt securities	224	152

Net cash provided by (used in) developmental activities	(291)	(1,250)
Purchase of property, net	(77)	(64)
Miscellaneous assets and liabilities, net	(30)	48

Net cash provided by (used in) developmental and investing activities	(398)	(1,266)

Cash flows from financing activities
Medium- and long-term borrowings:
Proceeds from issuance	21,547	21,381
Repayments	(18,843)	(18,759)
Short-term borrowings
Proceeds from issuance	76,436	27,016
Repayments	(78,170)	(25,907)
Cash collateral received (returned)	60	139
Distributions paid on behalf of shareholders	—	(143)

Net cash provided by (used in) financing activities	1,030	3,727

Cash flows from operating activities
Gross purchases of trading investments	(63,555)	(62,373)
Gross proceeds from sale or maturity of trading investments	62,785	59,057
Securities purchased under resale agreements	(500)	—
Developmental assets income collections, after swaps	6,150	6,808
Interest and other costs of borrowings, after swaps	(5,809)	(6,423)
Income from investments	1,527	1,703
Interest on other asset/liability management derivatives	(193)	(322)
Other income	104	75
Administrative expenses	(868)	(828)
Transfers to the IDB Grant Facility	(196)	(158)
Strategic development programs	(124)	(120)

Net cash provided by (used in) operating activities	(679)	(2,581)

Effect of exchange rate fluctuations on Cash	(11)	(40)

Net increase (decrease) in Cash	(58)	(160)
Cash, beginning of period	836	996

Cash, end of period	$778	$836

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